Mail Stop 4561

July 1, 2009

Marc G. Alcser
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

> **Re:** **En Pointe Technologies, Inc.**
> **Form 10-K/A for Fiscal Year Ended September 30, 2008**
> **Filed May 14, 2009**
> **File No. 000-28052**

Dear Mr. Alcser:

We have reviewed your response letter dated May 29, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 27, 2009.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4 Other Income – Gain on Sale of Service Business, page F-15

1.   In your response to prior comment 4, you indicate that at September 30, 2008, in addition to the $2 million note receivable you held from ADSL, you had the right to receive either 745,000 ADSL shares, which are denominated in rupees, or $13.3 million in cash as part of the sale transaction. In addition, you issued a minimum revenue guarantee to ADSL that required you to pay contingent damages in the ratio of 30:29 for each dollar short-fall in revenue. It appears from these facts and circumstances you held a host contract with a compound embedded derivative, which included a forward contract for ADSL shares, a forward contract for rupees, and a minimum revenue guarantee. As such, please tell us the following:

- Confirm that the choice of method to settle the right to receive shares or cash is at the option of ADSL.

- Tell us how you determined the nature of the host contract pursuant to DIG Issue B19.
- Clarify for us the measurement date you believe should be applied for the purposes of the initial valuation of the host contract and compound embedded derivative.
- Explain how you determined the fair value of the host contract and the embedded derivative pursuant to DIG Issue B20 at the measurement date as well as at subsequent dates including September 30, 2008, November 25, 2008, December 31, 2008, and March 31, 2009. Your explanation should also explain in reasonable detail the assumptions used in determining fair value at each date including, but not limited to, the assumed probability the minimum revenue guarantee would be triggered.
- Tell us how the application of the above impacts your previously issued financial statements, whether you intend to restate your previously issued financial statements, and the disclosures you intend to make to resolve these issues. If you determine that any of your previously issued financial statements should be restated, please tell us how you considered filing an Item 4.02 Form 8-K.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief